PRICING AND BOOKKEEPING AGREEMENT

     AGREEMENT dated as of January 1, 1996, between Liberty All-Star Equity Fund
(Fund) and Colonial Management Associates, Inc. (Colonial), a Massachusetts corporation. The Fund and Colonial agree as follows:

   1.   Appointment.    The Fund appoints Colonial as agent to perform the
services described below, such appointment to take effect January 1, 1996.

   2. Services. Colonial shall (i) determine and timely communicate to persons designated by the Fund the Fund's net asset value per share in accordance with the applicable provisions of the Fund's Registration Statement on Form N-2; and
(ii) maintain and preserve in a secure manner the accounting records of the Fund, including all such accounting records as the Fund is obligated to maintain and preserve under the Investment Company Act of 1940 and the rules thereunder, applicable federal and state tax laws and any other applicable laws, rules or regulations. In addition to the accounting records of the Fund as a whole, Colonial will maintain and preserve in a secure manner separate portfolio accounts ("Portfolio Manager Accounts") for the assets of the Fund allocated by Liberty Asset Management Company to each of the Fund's Portfolio Managers. All records shall be the property of the Fund. Colonial will provide disaster planning to minimize possible service interruption.

   3. Audit, Use and Inspection. Colonial shall make available on its premises during regular business hours all records of a Fund for reasonable audit, use and inspection by the Fund, its agents and any regulatory agency having authority over the Fund.

   4. Compensation. The Fund will pay Colonial a monthly fee of $1,750 plus $250 for each Portfolio Manager Account, plus a percentage fee for each month at the following annual rates: 0.0233% of the average weekly net assets of the Fund for such month in excess of $50 million up to $500 million; 0.0167% of the average weekly net assets of the Fund for such month in excess of $500 million up to $1 billion; 0.015% of the average weekly net assets of the Fund for such month in excess of $1 billion up to $3 billion; and 0.001% of the average weekly net assets of the Fund for such month in excess of $3 billion.

   5.   Compliance.   Colonial shall comply with applicable
provisions in the Fund's Registration Statement on Form N-2 relating to pricing and bookkeeping.

   6. Limitation of Liability. In the absence of willful misfeasance, bad faith or gross negligence on the part of Colonial, or reckless disregard of its obligations and duties hereunder, Colonial shall not be subject to any liability to the Fund, to any shareholder of the Fund or to any other person, firm or organization, for any act or omission in the course of, or connected with, rendering services hereunder.

   7. Amendments. The Fund shall submit to Colonial a reasonable time in advance of filing with the Securities and Exchange Commission copies of any changes in its Registration Statements. If a change in documents or procedures materially increases the cost to Colonial of performing its obligations, Colonial shall be entitled to receive reasonable additional compensation.

  8. Duration and Termination, etc. This Agreement may be changed only by writing executed by each party. This Agreement: (a) shall continue in effect from year to year so long as approved annually by vote of a majority of the Trustees who are not affiliated with Colonial; (b) may be terminated at any time without penalty by sixty days' written notice to either party; and (c) may be terminated at any time for cause by either party if such cause remains unremedied for a reasonable period not to exceed ninety days after receipt of written specification of such cause. Paragraph 6 of this Agreement shall survive termination. If the Fund designates a successor to any of Colonial's obligations, Colonial shall, at the expense and direction of the Fund, transfer to the successor all Fund records maintained by Colonial.

   9. Miscellaneous. This Agreement shall be governed by the laws of The Commonwealth of Massachusetts.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above.

LIBERTY ALL-STAR EQUITY FUND



By: Peter L. Lydecker, Controller

COLONIAL MANAGEMENT ASSOCIATES, INC.



By: Arthur O. Stern, Executive Vice President




A copy of the document establishing the Fund is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by officers not as individuals and is not binding upon any of the Trustees, officers or shareholders of the Fund individually but only upon the assets of the Fund.